UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2023

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Filed as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated August 14, 2023

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group to convene Extraordinary General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: August 14, 2023

Pharming Group to convene Extraordinary General Meeting of Shareholders

Leiden, The Netherlands, August 14, 2023: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext: PHARM/Nasdaq: PHAR) announces it will hold an Extraordinary General Meeting of Shareholders (EGM) on Monday, September 25, 2023 at 14:00 CEST. The Notice to Convene, Explanatory Notes, Voting information, meeting documents and Form of Proxy can be found on the Company’s website under Investors/Shareholder Meetings.

The EGM is convened for the appointment of Dr. Richard Peters as Non-Executive Director for a period of four years, based on a binding nomination by the Board of Directors. Dr. Peters will become the new Chair of the Board as successor to Mr. Paul Sekhri, subject to (and therefore effective as of) his appointment as Non-Executive Director at the EGM.

The agenda further includes the proposal to approve, by way of a supplement to the current Remuneration Policy for the Board of Directors, an increase in the annual fee payable to the Chair of the Board of Directors.

The EGM will be held as a physical meeting at Pharming’s office at Vondellaan 47 in Leiden, the Netherlands. Our shareholders are invited to attend the EGM in person or to follow the meeting through our live webcast.

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.

For more information, visit www.pharming.com and find us on LinkedIn.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:

Pharming Group, Leiden, The Netherlands
Michael Levitan, VP Investor Relations & Corporate Communications
T: +1 (908) 705 1696

Heather Robertson, Investor Relations & Corporate Communications Manager
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl